Contact

www.linkedin.com/in/richard-klein-aa163117 (LinkedIn)
dot429.com (Company)

Top Skills

Social Media
Social Media Marketing
Online Advertising

Languages

French
English

Richard Klein

Chief Product / Brand Officer @ Sunday Supper | Plant-Based Italian Frozen Food CPG
Los Angeles, California, United States

Summary

With over 20 years of experience in the media and CPG industries, Richard Klein is a seasoned product leader and design strategist who is passionate about creating products and experiences that inspire positive change in the world. He is currently the Head of Product at Sunday Supper, a plant-based frozen food brand that offers delicious and wholesome Italian dishes that are better for you, for the planet, and for the animals.

Richard has a proven track record of launching and growing successful media platforms such as Surface Magazine, FourTwoNine magazine, and the LGBTA professional network dot429, where he held the roles of Publisher, Creative Director, and CEO. He has also worked with iconic brands such as Lexus, BMW, Cadillac, Cartier, and Hermes, delivering innovative and impactful design solutions. Richard holds a BFA in Design from Carnegie Mellon University and is fluent in English and French. He is driven by his mission to redefine the Italian CPG frozen food category with plant-based ingredients and to make vegan homestyle cooking more accessible and enjoyable for everyone.

Experience

Sunday Supper / Italian Frozen Food

Chief Product / Brand Officer / Co-Founder
October 2021 - Present (4 years 2 months)
Los Angeles Metropolitan Area

Sunday Supper is redefining the Italian CPG frozen food category with ingredients that are better for you, for the planet, and for the animals.

It started with an idea to make a plant-based lasagna for a group of friends. Each one of them came back with rave reviews, even the ones that weren't vegan! Inspired by the love, we continued making it and sharing it with more

people, evolving the recipe and collecting more feedback. Next, we hired an accomplished chef to help us create a final product...

You can order sunday supper on our website vegansundaysupper.com as well as at all 160 fresh markets - and all Erewhon markets.

We understand what it's like to have limited options for vegan homestyle Italian cooking, so we partnered with renowned chefs and are using the freshest ingredients, to make the perfect plant-based version of your favorite Italian dishes.

ExquisiteCorp
Advisor
July 2018 - Present (7 years 5 months)

Greater Los Angeles Area

Exquisite Corp formed around a love of design, a passion for intellectual exchange and the desire to make our world smarter, safer, more open and connected. Our organizational ideals and general mission grew out of these overlapping interests: Using Design to further the Principles of Social Responsibility.

We work closely with clients to understand their larger goals and values—while simultaneously pushing them to evolve beyond one-dimensional branding exercises. Instead, we focus on instilling a deeper care, concern, investment and involvement in socio-cultural issues—both local and global—into their core identity.

The resulting Exquisite Corp projects and initiatives are highly collaborative and interdisciplinary in nature, ranging from the development of compelling content and flexible technology solutions, to producing distinctive experiential programming. Through both dialog and direct action, we position our clients as true thought leaders who can engage and inspire by bringing about palpable positive impact … on people in need, the planet as a whole, and the policies that are shaping our future.

Four Two Nine
Chief Creative Officer & Publisher
January 2016 - July 2018 (2 years 7 months)

Greater Los Angeles Area

> Recruited and managed an award-winning team on both the publishing and editorial sides of the business to produce a news-making glossy magazine known for its provocative features, bold photography and intimate celebrity interviews > Oversaw and executed complete brand makeover, reinventing the social network dot429 as a major media property > Secured advertising from such iconic brands as Lexus, Cadillac, Cartier, Hermès and FIAT

dot429

CEO

January 2011 - January 2016 (5 years 1 month)

San Francisco Bay Area

dot429 is an online and in-person professional destination serving as a social and professional network. dot429 focuses on creating opportunities and connections for its members, while providing rich content and discovery for the entire LGBTA community. Bringing together the most influential and successful LGBT professional leaders, dot429 creates a mixed-platform for its mission: Connect, engage, discover, inspire at dot429.com.

> Grew the network from a small founding group of 500 to over 85,000 members > Worked with technology team to build out a social network on Ruby on Rails platform > Produced more than 250 high-end professional networking events > Identified and hired a group of 10 brand ambassadors in five key markets

Surface Magazine

Creative Director, Publisher & Founder

September 1994 - 2010 (16 years)

San Francisco & New York

Surface is the definitive American source for engaging, curated content covering all that is inventive and compelling in the design world. Readers have turned to Surface for creative inspiration, coverage of the burgeoning design world, and profiles of the emerging designers and provocative projects that are reshaping the creative landscape. With this ability to identify and collaborate with undiscovered talent—from furniture makers to fashion designers—the magazine acts as a cultural barometer of global style in all its forms. The magazine is constantly expanding its ability to identify, celebrate and support the artists and ideas that connect the present with the future.

> Oversaw Surface's evolution from an upstart zine into a global style icon
> Developed a number of sought-after licensed product brand extensions >

Opened global offices / international sales teams in Milan, Paris and London > Helped to launch the careers of countless young American photographers and industrial designers through renowned competitions, the Avant Guardian and TAG team > Oversaw sales & marketing, working with such iconic brands as BMW, Apple, Samsung, Calvin Klein, Ralph Lauren, Gucci, Armani, the Gap, Target and many others

Macy's
Art Director
February 1990 - February 1994 (4 years 1 month)
San Francisco Bay Area

Conceived and directed photoshoots for "Macy's magazine" - a weekly Sunday supplement and daily advertising campaigns for men's and women's fashion brands as well as home.

Education

Carnegie Mellon University
BFA, Design

The Lawrenceville School